Exhibit 15
April 28, 2009
Board of Directors
Lawson Products, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form S-8 no. 33-17912 dated November 4, 1987) of Lawson Products, Inc. and subsidiaries of our report dated April 28, 2009 relating to the review of the condensed consolidated balance sheet of Lawson Products, Inc. and subsidiaries as of March 31, 2009, and the related condensed consolidated statements of operations and cash flows for the three month periods ended March 31, 2009 and 2008, which are included in the Form 10-Q for the quarter ended March 31, 2009.
Pursuant to Rule 4369(c) of the Securities Act of 1933 our report is not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ ERNST & YOUNG LLP Chicago, Illinois